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                                                 [THE HARTFORD LOGO]
                                                 Shane E. Daly
July 14, 2006                                    Counsel
                                                 Law Department
VIA OVERNIGHT MAIL                               Direct Dial: (860)
                                                 843-8336
                                                 Fax: (860) 843-8665
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Mr. Michael L. Kosoff
Staff Attorney--Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4644

Re: Post-Effective Amendment No. 6 to the Registration Statement on Form S-6 for Hartford Life Insurance Company Separate Account Twelve (File No. 333-114401) ("Registration Statement")

Dear Mr. Kosoff:

Enclosed is one copy of the above-referenced Registration Statement that was filed with the Securities and Exchange Commission by Hartford Life Insurance Company ("Hartford") as Post-Effective Amendment No. 6 on July 14, 2006 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933.

For your reference, Hartford has included one copy of the Registration Statement's prospectus, redlined to show the changes from Post-Effective Amendment No. 5, which was filed on April 7, 2006. Page numbers below refer to the redlined copy of the Registration Statement's prospectus. Capitalized terms used and not otherwise defined are consistent with the defined terms set forth in the Registration Statement's prospectus.

Hartford is filing the Registration Statement in order to modify disclosure with respect to Sub-Account transfers as well as fees and payments received by Hartford from underlying mutual fund families. The new disclosure with respect to Sub-Account transfers appears under the subsection of the prospectus entitled "The Contracts" on page 17. The new disclosure regarding fees and payments received by Hartford from underlying mutual fund families appears under the subsection of the prospectus entitled "The Funds" on page 12.

Except for the material revisions noted above and as shown in the red-lined copies of the Registration Statements, the disclosure in each Registration Statement is the same as the disclosure in the currently effective Registration Statements that have been previously reviewed by the Commission. Hartford will also include other non-material changes in the Registration Statements. Therefore, pursuant to Investment Company Act Release No. 13768, Hartford respectfully requests selective review of each Registration Statement.

Financial statements and certain exhibits will be filed by amendment.

If you have any comments or questions regarding these filings, please call me at (860) 843-8336, or Christopher Grinnell at (860) 843-5445.

Very truly yours,

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/s/ Shane E. Daly

Shane E. Daly
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Enclosures

cc:  Christopher Grinnell, Esq.